Exhibit 12.1

ANTERO RESOURCES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2013		2014		2015		2016		2017

Pre-tax income (loss) from continuing operations	$162,023		$1,117,049		$1,517,254		$(1,345,192)		$320,019
Fixed Charges	137,343		163,458		231,551		235,544		234,528
Total adjusted earnings available for payment of fixed charges	$299,366		$1,280,507		$1,748,805		$(1,109,648)		$554,547

Fixed Charges
Interest expense, including amortization of debt-related expenses	$136,617		$160,051		$228,568		$232,455		$232,331
Rental expense representative of interest factor	726		3,407		2,983		3,089		2,197
Total fixed charges	$137,343		$163,458		$231,551		$235,544		$234,528

Ratio of earnings to fixed charges	2.18	X	7.83	X	7.55	X	NA	(1)	2.36	X

(1)	Earnings were deficient to cover fixed charges by $1,345,192.